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SEC FILE NUMBER
8-66211

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Walter Greenblatt & Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

325 St. Marks Avenue
(No. and Street)

Brooklyn	NY	11238
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

290 Broadhollow Road Suite 115E	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Greenblatt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walter Greenblatt & Associates, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF TEXAS
COUNTY OF HARRIS

Abril Murray
NOTARY PUBLIC STATE OF TEXAS
ID NUMBER 13285140-3
COMMISSION EXPIRES January 5, 2025

Notarized online using audio-video communication

Notary Public

Signature: Walter C. Greenblatt

Title: CEO -Managing Director

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WALTER GREENBLATT & ASSOCIATES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANT

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

WALTER GREENBLATT & ASSOCIATES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Walter Greenblatt & Associates, LLC's auditor since 2020.

Hauppauge, New York
February 28, 2023

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Assets:	
Cash	$ 153,075
Prepaid expenses	12,992
Total assets	166,067
Investment in Illuminare Biotechnologies	555
Total assets	$ 166,622

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 99,273
Total liabilities	99,273
Member's equity	67,349
Total liabilities and member's equity	$ 166,622

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

Revenue	
Commissions	$ 808,594
Consulting Services	64,525
Other Income	9,649
Total Revenue	$ 882,768
Operating expenses:	
Independent contractors	308,691
Officer salaries	226,167
Employee salaries	58,333
Pension expense	44,362
Professional fees	59,168
Dues and subscriptions	46,185
Travel and entertainment	20,401
Payroll taxes	17,810
Depreciation	1,499
Other expenses	38,051
Total operating expenses	$ 820,667
Net income	$ 62,101

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

Member's equity as of January 1, 2022	$ 140,247
Net income	62,101
Member contributions	10,000
Member distributions	(145,000)
Member's equity as of December 31, 2022	$ 67,349

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:	
Net income	$62,101
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,499
Changes in operating assets and liabilities:	
Prepaid expenses	(3,892)
Accounts expenses and payroll liabilities	12,005
Net cash provided by operating activities	71,713
Cash flows from financing activities	
Member contributions	10,000
Member distributions	(145,000)
Net cash used in financing activities	(135,000)
Net decrease in cash	(63,287)
Cash at beginning of year	216,362
Cash at end of year	$ 153,075

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Company and Summary of Significant Accounting Policies

Business Description

Walter Greenblatt & Associates, LLC (the "Company") offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC) Topic 740, Income Taxes. The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

Investments

The investment in Illuminare Biotechnologies is recorded at cost.

Revenue Recognition

The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes consulting services revenue monthly. There are no performance obligations associated with consulting service contracts.

The Company earns commissions for investment banking services. All performance obligations are completed prior to receiving funds from investment banking clients. Revenue is recognized when investment banking transactions are fully funded.

Fixed Assets

Additions to fixed assets are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

The Company evaluates fixed assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, the Company reviews the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, the Company writes down the asset to the estimated fair value.

Subsequent Events

FASB ASC Topic 855, Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the Statement of Financial Condition date but before the Company's financial statements are issued. The Company has evaluated events through the date of Report of Independent registered Public Accounting Firm Report which the financial statements were available to be issued, and have determined there were no additional, material subsequent events to be disclosed.

2. Net Capital

As a broker dealer, the Company is subject to the U. S. Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital, computed under Rule 15c3-1, was $53,802 at December 31, 2022, which exceeded required net capital of $6,618 by $47,184. The ratio of aggregate indebtedness to net capital at December 31, 2022 was 1.85 to 1.

3. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal. The Company has not experienced any losses to date.

4. Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; (if applicable, add these - how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Revenue from contracts with customers:	
Commissions on capital raised	$ 808,594
Management consulting services	64,525
Total revenue from contracts	$ 873,119

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. The Company does not have any contract assets or liabilities at December 31, 2022.

5. Retirement plan

The Company implemented a 401k profit sharing plan in 2009. The plan allows elective employee contributions via salary deferral. The Company also makes an annual profit-sharing contribution to the plan. Pension expense for the year ended December 31, 2022 is $44,362.

Performance obligation

Commissions on capital raised: The Company raises investment capital from investors for its clients. Each time an investor invests in one of the Company's clients, the Company charges a commission. Commissions are billed on the date that the client receives the investment funding and relevant documents. The Company believes that the performance obligation is satisfied on that date because that is when the investment is logged by the client company and the investor becomes an owner of the security sold.

Management Consulting Services: The Company provides management consulting services on a monthly basis to certain clients. The services primarily consist of taking the role of acting CFO and related services including, but not limited to, bookkeeping, purchasing and strategic advising on financial matters. Revenue is recognized as services are provided.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded certain costs incurred to obtain revenue contracts with its customers, including syndication costs for clients where capital raising has been syndicated. These costs are expensed immediately as there are no performance obligations created for future events.

6. Fixed Assets

The Company had no fixed assets as of December 31, 2022. Depreciation expense for the year ended December 31, 2022 was $1,499.

7. Related Parties

The Company provided monthly management services for Illuminare Biotechnologies, Inc. The Company owns a minority interest in the voting stock of Illuminare Biotechnologies, Inc. During 2022, the Company received $54,000 from Illuminare Biotechnologies for its services.

The Company provides monthly management services for Thylacine Bio Inc. The principal owner of the Company, Walter Greenblatt, is the Chief Financial Officer for Thylacine Bio. During 2022, the Company received $3,525 from Thylacine Bio for its services.

8. Warrants

Upon each commissionable security sale the Company earns warrants to purchase the same security that was sold in the transaction. The amount of warrants earned is determined according to a schedule outlined in the engagement agreement with the client. At the time of a significant client event the warrants are issued to the Company whereupon they are immediately assigned to its principal. These warrants at December 31, 2022 do not have any value assigned to them.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2022

SCHEDULE I

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2022

Total member's equity from statement of financial condition	$ 67,349
Total nonallowable assets from statement of financial condition	13,547
Net capital before haircuts on securities positions	53,802
Net capital	$ 53,802
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 99,273
Percentage of aggregate indebtedness to net capital	184.5%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 6,618
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 6,618
Excess net capital	$ 47,184
Excess net capital at 1000%	$ 43,874

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17 A-5 filed amended on February 28, 2023.

SCHEDULE I (continued)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2022

Computation of net capital

	FOCUS Report Part IIA	Adjustments	Audited Financial Statements
Member's equity	$52,724	$14,625	$67,349
Non -allowable assets	13,547	-	13,547
Net capital	$39,177	$14,625	$53,802

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Walter Greenblatt & Associates, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
February 28, 2023

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES, LLC

EXEMPTION REPORT

DECEMBER 31, 2022

Walter Greenblatt & Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Walter Greenblatt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Walter C Greenblatt

Date: February 28, 2023

Walter Geenblatt
CEO
Walter Greenblatt & Associates, LLC